Exhibit 99.3

LUCKIN COFFEE INC.
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Luckin Coffee Inc. (NASDAQ: LK) (the “Company” or “we”) will be held at 15:00 Beijing Time on Sunday, 5 July 2020. The EGM will be held at H001, No. 118, Zhong Guan Cun Dong Road, Haidian District, Beijing, People’s Republic of China.

Holders of record of the Company’s ordinary shares, par value US$ 0.000002 per share (“Ordinary Shares”), as of the close of business of the date of this notice, New York time, are cordially invited to attend the EGM. Each ordinary share issued and outstanding as of the close of business of the date of this notice is entitled to vote at the EGM. Each resolution put to the vote at the EGM will be decided by poll.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Resolution 1: Mr. Sean Shao be and is hereby removed as an independent director of the Company with effect from the conclusion of the EGM.

Resolution 2: Mr. David Hui Li be and is hereby removed as a director of the Company with effect from the conclusion of the EGM.

Resolution 3: Mr. Erhai Liu be and is hereby removed as a director of the Company with effect from the conclusion of the EGM.

Resolution 4: Mr. Charles Zhengyao Lu be and is hereby removed as a director of the Company with effect from the conclusion of the EGM.

Resolution 5: Any directors appointed to the Board during the period between 19 June 2020 and the conclusion of the EGM (excluding independent directors, if any) be and are hereby removed as directors of the Company with effect from the conclusion of the EGM.

Resolution 6: The Company waives any right to and releases and forever discharges Mr. Sean Shao from any and all loss, damage, misfortune, or claims which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretion of Mr. Shao’s office at the Company or in relation thereto, in law or in equity, whether known or unknown, suspected or absolute or contingent, which the Company ever had, now have or hereafter can, shall or may have against Mr. Shao, in the event that Resolution 1 above is passed at the EGM or that Mr. Shao voluntarily and unconditionally resigns from the Board prior to the conclusion of the EGM.

Resolution 7: Ms. Ying Zeng be and is hereby appointed as an independent director of the Company with effect from the conclusion of the EGM.

Resolution 8: Ms. Jie Yang be and is hereby appointed as an independent director of the Company with effect from the conclusion of the EGM.

Information relating to the director nominees is set out as follows:

Ms. Ying ZENG has more than 25 years of work experience in business and law. Ms. Zeng current serves as a partner of Orrick Herrington & Sutcliffe LLP, a leading international law firm. Ms. Zeng served as general counsel of Wechai Power Co., Ltd and vice president and country manager (China) for El Paso Corporation.

Ms. Jie YANG has more than 20 years’ management experience. Ms. Yang currently serves several roles in China University of Political Science and Law (“CUPL”), including the vice dean of Business School, deputy director of MBA Centre and chief secretary of the Business School Committee.

/s/ Charles Zhengyao LU

Charles Zhengyao LU

Chairman

Dated: 19 June 2020